Exhibit 99.1

Kenon’s Subsidiary OPC Energy Announces Completion of Refinancing of Shore Power Plant

Singapore, February 5, 2025. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) subsidiary OPC Energy Ltd. (“OPC”) has announced that CPV Shore LLC (“CPV Shore”), a company which is owned 69% by CPV Group LP (“CPV”), a 70%-owned subsidiary of OPC, has completed a refinancing (the “New Financing”) of its existing debt financing agreement (with debt of approximately $436 million).  CPV Shore operates a natural gas fired power plant in New Jersey.  The main terms of the new financing agreement (the “New Financing Agreement”) as announced by OPC are set forth below.

The total commitments under the New Financing Agreement are $436 million, which comprise a $325 million long-term loan facility (Term Loan B) and approximately $111 million in revolving and non-revolving credit facilities (including for working capital purposes and letters of credit).

The maturity and final repayment dates of the term loans under the New Financing Agreement are in 2032 and for the revolving credit facilities are in February 2030.

The timing and amounts of repayments of the Term Loan B principal varies until final repayment in accordance with a combination of scheduled mandatory amortization (1% per annum) and a leverage-based cash sweep provision.

The interest rate on any loans under the credit facilities is a SOFR-based rate with a spread of 3.75%.

There is a minimum interest rate hedging requirement of 50% of the projected term loan notional balance over the three-year period from the closing of New Financing Agreement and a covenanted trailing twelve months debt service coverage ratio requirement of 1.10x.

In connection with the closing of the New Financing Agreement, an amount of approximately $80 million was provided to CPV Shore by its equity holders (“Deleveraging Amount”), with CPV’s share of the Deleveraging Amount being approximately $55 million. In addition, prior to the closing of the New Financing Agreement, CPV entered into a purchase agreement to increase its interest in CPV Shore to approximately 90% (the “Additional Purchase Agreement”), subject to conditions (which have not yet been met), the terms of which are not materially different than those for the previously announced acquisition of an additional interest in CPV Shore in the fourth quarter of 2024. In addition to the above, CPV has provided its share of the Deleveraging Amount (approximately $17 million) attributable to the interest to be acquired under the Additional Purchase Agreement.

For further information, see Kenon’s Reports on Form 6-K furnished with the U.S. Securities and Exchange Commission on October 13, 2024 and December 15, 2024.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the New Financing and the New Financing Agreement, including its terms and conditions, including covenants and repayment provisions, statements about the amounts provided to CPV Shore by its shareholders and the Additional Purchase Agreement and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to compliance with the terms of and covenants in the New Financing Agreement, risks relating to the amounts to be repaid under the amortization and cash sweep provisions, risks related to the amounts provided to CPV Shore by its shareholders and the Additional Purchase Agreement and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.